Accelerated Pharma, Inc.

15W155 81st Street,

Burr Ridge, IL 60527

Phone: (773) 517-0789

November 6, 2019

US Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re: Accelerated Pharma, Inc.

Registration Statement on Form S-1

Commission File No. 333-227916

Request for Acceleration

Ladies and Gentlemen:

On behalf of Accelerated Pharma, Inc. this is to request that the above-referenced registration statement be declared effective by the Commission on November 7, 2019 at 4:00 p.m. EST or as soon thereafter as reasonably practicable.

Respectfully submitted,

/s/: Michael Fonstein
Name:	Michael Fonstein
Title:	Chief Executive Officer